# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Masonglory Ltd, CIK 0002020228
CUSIP: G6007A100
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 01/08/2026
Filed by CIK 0002108417
Persons authorized to receive notices and communications: Tsz Tun Tse, Fung & Tun Limited, Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan Road, Cheung Sha Wan, Kowloon, Hong Kong (K3), 999077, (852) 2114 3424

## Reporting persons
- Fung & Tun Limited (CIK 0002108417): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 10,500,000; shared voting power 0; sole dispositive power 10,500,000; shared dispositive power 0; aggregate amount beneficially owned 10,500,000 (73.8% of the class)
  Comment: 1. Fung & Tun Limited is controlled by Mr. Tse Shing Fung and Mr. Tse Tsz Tun. Mr. Tse Shing Fung and Mr. Tse Tsz Tun each owns 50% of the equity interests in Fung & Tun Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Tse Shing Fung and Mr. Tse Tsz Tun may be deemed to have voting and investment power with respect to the 10,500,000 ordinary shares ("Ordinary Shares") held by Fung & Tun Limited.
  
  2. This percentage is calculated based upon 14,225,000 total issued and outstanding Ordinary Shares as reported in the Issuer's current report on Form 20-F furnished on July 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Masonglory Ltd
Address of issuer's principal executive offices: Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong (K3), 999077
Comment: This Statement on Schedule 13D (this "Statement") relates to the Ordinary Shares, par value $0.0001 per share, of Masonglory Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Fung & Tun Limited, a company organized under the laws of British Virgin Islands (the "Reporting Person").
Residence or business address: The place of its organization of Fung & Tun Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Present principal occupation or employment:
Fung & Tun Limited is principally engaged in the business of investment holding.

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

Schedule A
Name Position with Fung & Present Principal Citizenship Shares Beneficially
Tun Limited Occupation Owned
Directors:
Mr. Tse Shing
Fung Director Director Chinese 50%
Mr. Tse Tsz
Tun Director Director Chinese 50%
Executive
Officers:
N/A N/A N/A N/A N/A
Criminal convictions in the last five years: During the last five years, none of the Reporting Person and, to the best of its knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 25, 2024, each of the controlling shareholders of the Issuer (the "Controlling Shareholders") entered into a sale and purchase agreement with Fung & Tun Limited, a company incorporated under the laws of the BVI and jointly owned by the Controlling Shareholders (each holding one (1) Ordinary Share), pursuant to which each of the Controlling Shareholders sold, and Fung & Tun Limited purchased from the Controlling Shareholders a total of two (2) Ordinary Shares (representing the entire issued share capital of the Company), at an aggregate consideration US$0.0002.

On June 14, 2024, the Issuer allotted and issued 11,499,998 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to Fung & Tun Limited, which is jointly owned by Mr. Tse Shing Fung and Mr. Tse Tsz Tun.

On January 8, 2026, Fung & Tun Limited sold an aggregate of 1,000,000 Ordinary Shares, consisting of 500,000 Ordinary Shares sold to two individuals.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the aforementioned acquisitions is for investment. The Reporting Person will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Person has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's ordinary shares that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

As of the date hereof, Fung and Tun Limited holds 10,500,000 Ordinary Shares, representing 73.8% of the Issuer's outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Person or to the best of their knowledge, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

## Signatures
- Fung & Tun Limited: /s/ Tsz Tun Tse, Tsz Tun Tse/Director (01/30/2026)